

May 7, 2013

Via E-mail
Marc E. Rothman
Executive Vice President and CFO
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA  95110

> **Re:    VeriFone Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2012**
> **Filed December 19, 2012**
> **Form 10-Q for the Quarterly Period Ended January 31, 2013**
> **File No. 001-32465**

Dear Mr. Rothman:

We have reviewed your letter dated April 9, 2013 in connection with the above-referenced filings and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 20, 2013.

Form 10-K for the Fiscal Year Ended October 31, 2012

Notes to Consolidated Financial Statements

Note 1.  Principles of Consolidation and Summary of Significant Accounting Policies

Goodwill, page 92

1.     We note your response to prior comment 3 where you describe in further detail, how you allocate goodwill to reporting units.  Please revise your policy disclosure in future filings to provide information similar to that included in your response.

Form 10-Q for the Quarterly Period Ended January 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

System Solutions Net Revenues, page 42

2.      We note your disclosure indicating that you "adjusted the mix of the distributors used for the Middle East and Africa region, including increasing sales volume with certain distributors and terminating business activities with one distributor" and as a result, collectibility was not reasonably assured for certain of these distributors.  Please explain in further detail the nature of the adjustments to the mix of distributors and how these adjustments impacted your assessment of collectibility including whether there were changes to your customary payment terms.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief